                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

     For the period from October 3, 1996 (inception) through June 30, 1997

                                      or


               [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from              to


                        COMMISSION FILE NUMBER 0-21399


                             PEERLESS GROUP, INC.
                         EMPLOYEE STOCK PURCHASE PLAN
                           (Full title of the plan)


                             PEERLESS GROUP, INC.
         (Name of issuer of the securities held pursuant to the plan)


                            1212 EAST ARAPAHO ROAD
                            RICHARDSON, TEXAS 75081
                                (972) 497-5500
              (Address, including zip code, and telephone number,
         including area code, of issuer's principal executive offices)

REQUIRED INFORMATION

The financial statements listed in the accompanying table of contents on page 4 are filed as a part of this Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Stock Purchase Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PEERLESS GROUP, INC.
                                    EMPLOYEE STOCK PURCHASE PLAN

                              By:  /s/ Rodney L. Armstrong, Jr.
                                   --------------------------------------
                                   Rodney L. Armstrong, Jr.
                                   Chairman of the Employee Stock
                                   Purchase Plan Committee


Date:  September 26, 1997

                              Financial Statements

                              Peerless Group, Inc.
                          Employee Stock Purchase Plan

                    Period from October 3, 1996 (Inception)
                             through June 30, 1997
                      with Report of Independent Auditors

                             Peerless Group, Inc.
                         Employee Stock Purchase Plan

                             Financial Statements


         Period from October 3, 1996 (Inception) through June 30, 1997



                                   CONTENTS

Report of Independent Auditors...........................  1

Audited Financial Statements

Statement of Financial Condition.........................  2
Statement of Income and Changes in Participants' Equity..  3
Notes to Financial Statements............................  4

                        Report of Independent Auditors

The Employee Stock Purchase Plan Committee of Peerless Group, Inc.

We have audited the accompanying statement of financial condition of the Peerless Group, Inc. Employee Stock Purchase Plan as of June 30, 1997, and the related statement of income and changes in participants' equity for the period from October 3, 1996 (inception) through June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1997, and the results of its operations and changes in its participants' equity for the period from October 3, 1996 (inception) through June 30, 1997, in accordance with generally accepted accounting principles.


                                    /s/ Ernst & Young LLP


Dallas, Texas
September 23, 1997

                             Peerless Group, Inc.
                         Employee Stock Purchase Plan

                       Statement of Financial Condition

                                 June 30, 1997

ASSETS
Receivable from Peerless Group, Inc.                            $189,355
                                                                ========

PARTICIPANTS' EQUITY
Participants' equity                                            $189,355
                                                                ========


See accompanying notes.

                             Peerless Group, Inc.
                         Employee Stock Purchase Plan

            Statement of Income and Changes in Participants' Equity

         Period from October 3, 1996 (Inception) through June 30, 1997


Participant contributions                                           $210,843
Withdrawals from the Plan                                            (21,488)
                                                                    --------
Increase in participants' equity                                     189,355
Participants' equity at beginning of period                                -
                                                                    --------
Participants' equity at end of period                               $189,355
                                                                    ========


See accompanying notes.

                             Peerless Group, Inc.
                         Employee Stock Purchase Plan

                         Notes to Financial Statements

         Period from October 3, 1996 (Inception) through June 30, 1997


1. PLAN DESCRIPTION AND BASIS OF PRESENTATION

Peerless Group, Inc. (the Company) established the Peerless Group, Inc. Employee Stock Purchase Plan (the Plan) effective as of October 3, 1996. The Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is administered by the Employee Stock Purchase Plan Committee (the Committee) comprised of not less than three members as appointed by the Chief Executive Officer of the Company. All members of the Committee are disinterested persons, defined as any director who is not at the time he exercises discretion in administering the Plan eligible and has not at any time within one year been eligible to purchase common stock under the Plan.

The Company may make periodic offerings to eligible employees to purchase common stock under the Plan, which offerings shall not be made more often than once every calendar year. The initial offering period was from the effective date of the Plan through June 30, 1997. Future offering periods run from each July 1 to June 30. Each eligible employee has the opportunity to elect to contribute during the offering period, through payroll deductions, any whole percentage from 1% up to and including 10% of gross compensation. Contributions shall be used to purchase the number of whole shares of the Company's common stock that can be purchased with the amount deducted. Fractional shares may not be purchased; any funds that are insufficient to purchase whole shares remain in the Participant's plan account until the following offering period. Participants are fully vested in all contributions made to the Plan. Interest is not paid to participants on funds accumulated in their individual accounts. Upon a Participant's election to cease participation in the Plan, all payroll deductions credited to a withdrawing Participant's plan account, including amounts carried over from the prior offering period due to insufficiency to purchase whole shares, shall be returned to such Participant in cash, without interest.

Employees of the Company are generally eligible to participate in the Plan as of the entry date following the attainment of age 21 and the completion of 1,000 hours of service during the prior offering period. The initial entry date for the Plan was October 3, 1996. Subsequent entry dates will be each January 1 and July 1 following the initial entry date.

The purchase price for a share of common stock under any offering is the lesser of 85% of the closing price of the common stock on the first day of the offering period, or 85% of the closing price of the common stock on the last day of the offering period. The Company has reserved 250,000 shares of its common stock for issuance under the Plan.

                             Peerless Group, Inc.
                         Employee Stock Purchase Plan

                   Notes to Financial Statements (continued)


1. PLAN DESCRIPTION AND BASIS OF PRESENTATION (CONTINUED)

The Company reserves the right to terminate the Plan at any time, upon action of the Board of Directors of the Company and subject to plan provisions. Upon termination of the Plan and the exercise or lapse of all offering rights, all amounts remaining in the Plan accounts of participating employees, without interest, shall be promptly refunded. The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the transfer and issuance of common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

3. TAX STATUS

The Plan is a nonqualified plan for Internal Revenue Service purposes. Participant contributions to the Plan constitute taxable wages for the taxable year in which such contributions would have been paid to the participant. The Plan is not subject to federal income taxes. Plan participants recognize no taxable income at the time of purchase of shares. However, both ordinary income and a capital gain or capital loss may be realized upon disposition of shares by the participant.

4. SUBSEQUENT EVENT

Subsequent to June 30, 1997, a total of 30,679 shares of common stock were purchased at $6.1625 per share (the purchase price, calculated as described in Note 1) and transferred to the individual participants based on their relative account values at June 30, 1997.